[Letterhead of Eversheds Sutherland (US) LLP]

March 13, 2018

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Preliminary Proxy Materials on Schedule 14A filed February 22, 2018

File No. 814-01022

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on February 26, 2018, with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-01022), filed with the Commission on February 22, 2018 (the “Proxy Materials”). The Staff’s comment is set forth below and is followed by the Company’s response.

1.	The Staff refers to the disclosure on page 3 of the Proxy Materials under the heading “Vote Required – Additional Solicitation.” Please explain to the Staff how this disclosure is consistent with the requirements of Rule 14a-4(d)(4) under the Securities Exchange Act of 1934, as amended, or revise the disclosure accordingly.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin
Vlad M. Bulkin

cc:	Stephen A. Arnall / Capitala Finance Corp.

Steven B. Boehm / Eversheds Sutherland (US) LLP